UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                               WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                                  March 2, 2021

  By E-Mail

  Eleazer Klein, Esq.
  Schulte Roth & Zabel
  919 Third Avenue
  New York, NY 10022

           Re:     Exxon Mobil Corporation
                   Soliciting Materials filed pursuant to Rule 14a-12 Filed on March 1, 2021 by Engine No. 1 LLC et. al. File No. 001-02256

  Dear Mr. Klein:

           We have reviewed the above-captioned filing and have the following comments.

  DFAN14A filed March 1, 2021

  1. With a view toward revised disclosure, please provide us supplemental support for the
           statement that       ExxonMobil has now conceded the need for board
change   .

  2. Please ensure that all filings made under Rule 14a-12 include the information and legend required under Rule 14a-12(a)(1).

           Please direct any questions to me at (202) 551-3619.

                                                                  Sincerely,

                                                                  /s/ Daniel F.
Duchovny
                                                                  Daniel F.
Duchovny
                                                                  Special
Counsel
                                                                  Office of
Mergers and Acquisitions